Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated September 14, 2021

Registration No. 333-258802

Dated September 15, 2021

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

Pricing Term Sheet

6.75% Series A Cumulative Redeemable Preferred Stock

This pricing term sheet is qualified in its entirety by reference to InPoint Commercial Real Estate Income, Inc.’s preliminary prospectus, dated September 14, 2021 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to the “Issuer” in this pricing term sheet mean InPoint Commercial Real Estate Income, Inc. and not its subsidiaries.

Issuer:	InPoint Commercial Real Estate Income, Inc.

Security:	6.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”)

Number of Shares:	3,500,000 shares

Underwriters’ Option to Purchase Additional Shares:	525,000 shares

Trade Date:	September 15, 2021

Settlement Date:*	September 22, 2021 (T+5)

No Maturity:	Perpetual (unless redeemed by the Issuer on or after September 22, 2026 or pursuant to its special optional redemption right, repurchased by the Issuer in the open market or converted by an investor in connection with a Change of Control (as defined below))

Public Offering Price:	$25.00 per share; $87,500,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discount and Commissions:	$0.7875 per share; $2,756,250 total ($3,169,687.50 if the underwriters exercise their option to purchase additional shares in full)

Net Proceeds to the Issuer, before expenses:	$84,743,750 ($97,455,312.50 if the underwriters exercise their option to purchase additional shares in full)

Dividend Rate:	6.75% per annum (or $1.6875 per share per annum) (the “Initial Rate”), accruing from, and including, September 22, 2021

If a Change of Control occurs on or prior to September 22, 2022, the Issuer will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Change of Control, plus (b) an additional 1.00% of the liquidation preference per annum.

If a Downgrade Event (as defined below) occurs, the Issuer will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Downgrade Event, plus (b) 0.25% of the liquidation preference per annum, subject to a maximum annual dividend rate equal to the Maximum Rate (as defined below) while the Series A Preferred Stock remains outstanding. If, subsequent to the occurrence of a Downgrade Event that results in an increase in the dividend rate in effect immediately prior to such Downgrade Event, an Upgrade Event (as defined below) occurs, the Issuer will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect immediately prior to the Upgrade Event, minus (b) 0.25% of the liquidation preference per annum; provided, however, that in no event will the Issuer accrue cash dividends at a rate lower than the Initial Rate.

If any shares of Series A Preferred Stock are outstanding after September 22, 2026, beginning on September 30, 2026, the Issuer will thereafter accrue cumulative cash dividends on each then-outstanding share of Series A Preferred Stock at a rate equal to (a) the dividend rate in effect on September 22, 2026, plus (b) an additional 1.00% of the liquidation preference per annum, which will increase by an additional 1.00% of the liquidation preference per annum on September 30 each year thereafter, subject to a maximum annual dividend rate equal to the Maximum Rate while the Series A Preferred Stock remains outstanding.

A “Downgrade Event” shall be deemed to have occurred if either (i) the Applicable Ratings Agency (as defined in the Preliminary Prospectus) downgrades the credit rating assigned to the Series A Preferred Stock to below Investment Grade (as defined in the Preliminary Prospectus), or (ii) in the case where there is only one Ratings Agency (as defined in the Preliminary Prospectus) rating the Series A Preferred Stock, such Ratings Agency ceases to rate the Series A Preferred Stock or fails to make a rating of the Series A Preferred Stock publicly available.

An “Upgrade Event” shall be deemed to have occurred if, subsequent to the occurrence of a Downgrade Event that results in an increase in the dividend rate in effect immediately prior to such Downgrade Event, the Applicable Rating Agency subsequently increases its rating of the Series A Preferred Stock to Investment Grade or an Applicable Rating Agency subsequently issues an initial rating of the Series A Preferred Stock at Investment Grade.

“Maximum Rate” shall mean 10.00%.

Dividend Payment Dates:	Dividends on the Series A Preferred Stock will be payable quarterly in arrears on or about March 30, June 30, September 30 and December 30, of each year. The first dividend on the Series A Preferred Stock will be paid on December 30, 2021, will cover the period from and including September 22, 2021 to, but not including, December 30, 2021 and will be in the amount of $0.459375 per share.

Liquidation Preference:	$25.00 per share, plus any accrued and unpaid dividends

Optional Redemption:	The Issuer may not redeem the Series A Preferred Stock prior to September 22, 2026, except as described below under “Special Optional Redemption” and in limited circumstances relating to maintaining the Issuer’s qualification as a real estate investment trust. On and after September 22, 2026, upon no fewer than 30 days’ nor more than 60 days’ written notice, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or from time to time in part at a price of $25.00 per share of Series A Preferred Stock plus an amount equal to accrued and unpaid dividends (whether or not declared), if any.

Special Optional Redemption:	In the event of a Change of Control, the Issuer may, at its option, exercise its special optional redemption right to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred by paying $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the payment date notwithstanding prior redemption of such shares). To the extent that the Issuer exercises its redemption right relating to the shares of Series A Preferred Stock, the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change in Control Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing a notice of redemption prior to the Change of Control Conversion Date (as defined below), beginning on the first anniversary of the first date on which any shares of Series A Preferred Stock are issued, upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of the Issuer’s shares of Class I common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

•  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•  2.4665 (the “Share Cap”), subject to certain adjustments

subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the Preliminary Prospectus.

If the Issuer has provided a redemption notice with respect to some or all of the Series A Preferred Stock, holders of any shares of Series A Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series A Preferred Stock that have been called for redemption, and any Series A Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series A Preferred Stock when the following have occurred and are continuing:

•  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of capital stock the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all the Issuer’s capital stock that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s Class I common stock is solely cash, the amount of cash consideration per share of the Issuer’s Class I common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s Class I common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s Class I common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) where no closing sale prices are available, the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange, or (z) where no closing sales prices or quoted bid prices are available, the most recently determined NAV per share of the Issuer’s Class I common stock immediately preceding, but not including, the effective date of the Change of Control, as determined in good faith by the Issuer’s board of directors. If no Common Stock Price is available, each holder will receive a number of shares of the Issuer’s Class I common stock equal to the Share Cap in exchange for each share of Series A Preferred Stock.

The “Change of Control Conversion Date” will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

CUSIP / ISIN:	45781T 205 / US45781T2050

NYSE Listing:	The NYSE has authorized for listing the Series A Preferred Stock on the NYSE under the symbol “ICR PR A.” Trading is expected to begin within 30 days of initial delivery.

Sole Book-Running Manager:	Raymond James & Associates, Inc.

*

The Issuer expects that delivery of the Series A Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series A Preferred Stock prior to their delivery will be required, by virtue of the fact that the shares of Series A Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock prior to their date of delivery hereunder should consult their advisors.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Issuer and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.